

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended **December 31, 2002**

OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number 1-2516

SAVINGS PLAN FOR SALARIED EMPLOYEES OF BETHLEHEM STEEL CORPORATION AND SUBSIDIARY COMPANIES

Bethlehem Steel Corporation
1170 Eighth Avenue, Bethlehem, Pennsylvania 18016-7699
(610) 694-2424

Total Number of Pages: 34

SAVINGS PLAN FOR SALARIED EMPLOYEES OF BETHLEHEM STEEL CORPORATION AND SUBSIDIARY COMPANIES

CONTENTS

Statements of Net Assets Available for Benefits December 31, 2002 and 2001 — 3

Statements of Changes in Net Assets Available for Benefits For the Years Ended December 31, 2002 and 2001 — 4

Notes to Financial Statements — 5

Schedule of Assets Held for Investment Purposes December 31, 2002 — 13

Signatures — 32

Report of Independent Auditors — 33

Consent of Independent Auditors — 34

SAVINGS PLAN FOR SALARIED EMPLOYEES OF
BETHLEHEM STEEL CORPORATION AND SUBSIDIARY COMPANIES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Millions)

	December 31,	
	2002	2001
Assets:		
Investments	$455.4	$547.2
Loans to participants	4.1	5.9
Receivables		
Participant contributions	.8	.9
Net assets available for benefits	$460.3	$554.0

The accompanying notes are an integral part of these financial statements.

SAVINGS PLAN FOR SALARIED EMPLOYEES OF
BETHLEHEM STEEL CORPORATION AND SUBSIDIARY COMPANIES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Millions)

	Year Ended December 31,	
	2002	2001
Additions:		
Investment income:		
Interest	$ 16.2	$ 17.1
Dividends	4.0	6.7
Employer contributions	-	3.5
Participant contributions	13.3	16.0
Deductions:		
Net depreciation in fair value of investments	(53.3)	(50.8)
Withdrawals and distributions paid to participants	(73.9)	(72.7)
Net decrease	(93.7)	(80.2)
Net assets available for benefits:		
Beginning of year	554.0	634.2
End of year	$460.3	$554.0

The accompanying notes are an integral part of these financial statements.

SAVINGS PLAN FOR SALARIED EMPLOYEES OF BETHLEHEM STEEL CORPORATION AND SUBSIDIARY COMPANIES

NOTES TO FINANCIAL STATEMENTS

A. Description of the Plan

The Savings Plan for Salaried Employees of Bethlehem Steel Corporation and Subsidiary Companies (the "Plan") was adopted by the Board of Directors of Bethlehem Steel Corporation ("Bethlehem") effective as of March 1, 1975. Bethlehem is the Plan Sponsor.

The Plan has a trust (the "Trust") under a Trust Agreement with Fidelity Management Trust Company ("Trustee"). The Employee Benefits Administration Committee (the "Committee"), consisting of four or more officers and employees of Bethlehem, has the authority and responsibility for the administration of the Plan. The Secretary of the Employee Benefits Administration Committee is the administrator of the Plan. Administrative expenses of the Plan are paid by Bethlehem.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Under the terms of the Plan, en Eligible Employee may elect to have up to a maximum of 50% of Eligible Salary contributed as Before-Tax Contributions and may contribute up to a maximum of 14% of Eligible Salary as After-Tax Contributions through payroll deductions. In addition, if an Eligible Employee will be at least age 50 before the end of a year and his Before-Tax Contributions for the year will be subject to the annual dollar limit under Section 402(g) of the Code or the Plan limit on Before-Tax Contributions (50% of Eligible Salary), the Eligible Employee can elect at any time during the year to have additional before-tax contributions ($1,000 for 2002) made as Catch-Up Contributions. Catch-Up Contributions for a year cannot exceed the applicable dollar amount specified under Section 414(v). Before-Tax, Catch-Up and After-Tax Contributions are subject to a combined limit of 75% of Eligible Salary. Before-Tax and After-Tax Contributions and the earnings thereon are 100% vested immediately and cannot be forfeited. Prior to January 1, 2002, an Eligible Employee could elect to have up to a maximum of 21% of Eligible Salary contributed as Before-Tax Contributions and could contribute up to a maximum of 14% of Eligible Salary as After-Tax Contributions through payroll deductions, depending upon the amount elected as Before-Tax Contributions. Before-Tax and After-Tax Contributions were subject to a combined limit of 21% of Eligible Salary.

A newly-hired eligible employee is automatically enrolled in the Plan at a 2.5% Before-Tax Contribution rate, and his Before-Tax Contributions are invested in the Stable Value Fund

(Fidelity). Within 30 days of his hire date, the employee can decline enrollment, change the type or amount of his contributions or elect a different investment option.

Before-Tax and After-Tax Contributions have generally been matched 100% in Bethlehem Common Stock contributed to the Bethlehem Stock Fund, up to a maximum of 4% of Eligible Salary. However, effective July 1, 2001, the Matching Company Contributions were suspended. Matching Company Contributions vest 100% after a participant completes three years of service (five years of service, prior to January 1, 2002). A participant who does not complete the required years of service forfeits his Matching Company Contributions and earnings thereon. Forfeitures are used to reduce future Matching Company Contributions.

Participants should refer to the Plan document for a complete description of Plan provisions.

Effective June 30, 2001, Bethlehem ceased paying dividends on its Preference and Common Stock since the General Corporation Law of the State of Delaware prohibits such payments when no surplus or net profits are legally available.

On October 15, 2001, Bethlehem and 22 of its wholly-owned subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States District Court for the Southern District of New York. As a result of the uncertainties inherent in the bankruptcy process and Bethlehem's anticipated liquidation (see Note J), substantial doubt about the Plan's ability to continue as a going concern exists. Additionally, the valuation of certain assets maintained by the Plan in the form of Bethlehem Common Stock is uncertain as a result of Bethlehem's bankruptcy status. These financial statements do not include any adjustments that might result from the outcome of these uncertainties.

B. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments in Bethlehem Common Stock and equity and fixed income securities are valued at fair value based upon the last published quotations for the last business day of the year. Mutual fund investments are stated at net asset value, representing the value at which shares of the fund may be purchased or redeemed at year end. Investments in contracts with insurance companies are presented at contract value, representing contributions made under the contracts, plus interest at the contract rate, less funds withdrawn (see Note C). Loans to participants (see Note D) are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities*" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognizes all derivatives and measures those instruments at fair value. SFAS No. 133 was effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan adopted SFAS No. 133 effective January 1, 2001. On April 30, 2003, the FASB issued SFAS No. 149, "*Amendment of Statement 133 on Derivative Instruments and Hedging Activities*" which stated that contracts accounted for under either Paragraph 4 or Paragraph 5 of AICPA Statement of Position 94-4, "*Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans*," is not subject to the requirements of SFAS No. 133. Therefore, the Plan continues to account for synthetic guaranteed investment contracts at contract value. Accordingly, the adoption of SFAS No. 133 did not have a material impact on the financial statements. The carrying value of synthetic contracts held by the Plan were $80.5 million and $118.2 million at December 31, 2002 and 2001, respectively, which represents contract values.

Withdrawals and Distributions

Withdrawals and distributions to participants are recorded when paid.

Participant Accounts

Participant accounts are credited with (a) Before-Tax Contributions (if elected), (b) After-Tax Contributions (if elected), (c) Catch-Up Contributions (if elected), (d) Matching Company Contributions (if eligible) and (e) earnings thereon. The benefit to which a participant is entitled is the participant's vested account balance.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

C. Contributions and Investment Options

Before-Tax and After-Tax Employee Contributions are allocated among investment funds in multiples of 1% based on each participant's election. Matching Company Contributions were generally required to be initially invested in the Bethlehem Stock Fund and could not be transferred to another investment fund or withdrawn by a participant who had not attained age 59½ for a period of two full calendar years following the year of contribution. However, effective April 1, 2002, the two-year restriction on the transfer or withdrawal of Matching Company Contributions of Bethlehem Common Stock (and earnings thereon) credited to the Bethlehem Stock Fund was eliminated. Accordingly, Matching Company Contributions of Bethlehem Common Stock for the years 2000 and 2001 became available for immediate transfer to other investment funds and, if a participant otherwise qualified, became eligible for withdrawal prior to age 59½.

Investment funds include the Stable Value Fund (Fidelity), the Bethlehem Stock Fund and 31 mutual funds offering a broad range of materially different risk and return characteristics. Earnings on investments are reinvested in the fund in which they are earned.

The Stable Value Fund (Fidelity) currently includes investments in fully benefit responsive guaranteed investment contracts ("GIC") and synthetic GICs. The contracts are credited with interest at the rates specified in the applicable contracts. The crediting rates for the contracts range from 4.58% to 8.73% as of December 31, 2002 and from 4.62% to 8.73% as of December 31, 2001. Interest earned on investments in the Stable Value Fund (Fidelity) is reinvested in that fund. As discussed in Note B, the contracts are included in the financial statements at contract value due to their fully benefit responsive nature. Many of the fully benefit responsive contracts are synthetic contracts which means that the contracts provide for a guaranteed return on principle over a specified period of time through the use of underlying assets. A benefit responsive wrapper contract is issued by a third party, and they will guarantee the principle (book value plus accrued interest) of the contract. The contract value of the synthetic guaranteed investment contracts includes \$(4.7) million and \$(4.3) million at December 31, 2002 and 2001, respectively, attributable to the wrapper contracts which represents the difference between the contract values and the value of the underlying assets.

Beginning December 1, 2001, investments within the Stable Value Fund (Fidelity) are being transferred over time from GICs to Fidelity's Managed Income Portfolio II, a commingled pool under the Fidelity Group Trust for Employee Benefit Plans that is managed by Fidelity Management Trust Company. This change will result in the underlying investments in the Stable Value Fund (Fidelity) being changed slightly. However, the investment objectives of the Stable Value Fund (Fidelity) will not change.

Contributions to the Bethlehem Stock Fund are used to purchase shares of Bethlehem Common Stock. There were no dividends on Bethlehem Common Stock for 2002 and 2001.

Fidelity BrokerageLink gives participants access to a wide range of investments through Fidelity Brokerage Services LLC that include equity and fixed income securities and mutual funds. A Fidelity BrokerageLink account is funded with an initial transfer of at least $2,500 from an investment fund other than the Stable Value Fund (Fidelity); thereafter, transfers of funds to the participant's BrokerageLink account must be at least $500. Assets invested in the Stable Value Fund (Fidelity) must be transferred to another core investment fund(s) where they must remain for 90 days before transfer to a Fidelity BrokerageLink account. A participant cannot invest more than 50% of his total account balance in his BrokerageLink account.

D. Participant Loans

The Plan permits an eligible participant to borrow up to 50% of his vested account balance, subject to a minimum loan of $500 and a maximum loan of $50,000. Any participant with an account balance of $1,000 or more is eligible for a loan. A participant is permitted to have up to two loans outstanding at one time.

The term of a loan is generally 1, 2, 3, 4 or 5 years, but a principal residence purchase loan may be for a term of 10 or 15 years. Interest is fixed over the repayment period at the prime rate quoted by the Wall Street Journal on the last business day of the month prior to the month in which the loan application is filed, plus 1%. Repayments of principal plus interest are made to the Loan Fund and transferred to the other investment funds in accordance with participants' current contribution investment elections.

E. Withdrawals and Distributions

Withdrawals may be made from time to time in accordance with the provisions of the Plan. After-Tax Contributions and earnings thereon and vested Matching Company Contributions and earnings thereon can generally be withdrawn (see Note C above).

In addition, a participant who has attained age 59½ and has withdrawn available After-Tax and Matching Company Contributions and earnings thereon is permitted to withdraw Before-Tax

Contributions and pre-1989 earnings thereon. However, if a participant has not attained age 59½, a withdrawal of Before-Tax Contributions and pre-1989 earnings is permitted only to alleviate a financial hardship. In order to qualify for a financial hardship withdrawal, a participant must first receive all available nontaxable (at the time of the loan) loans, withdrawals and distributions, other than hardship withdrawals, from the Plan and other Bethlehem plans. Post-1988 earnings on Before-Tax Contributions cannot be withdrawn.

Upon the termination of a participant's employment, the participant or, in the event of a participant's death, his beneficiary may receive the amounts allocated to his account. In lieu of receiving a single-sum distribution, a participant or his beneficiary may receive installment payments or defer distribution to a later year.

F. Fair Value of Investments

The following are investments that represent 5 percent or more of the Plan's net assets (dollars in millions):

	December 31,	
	2002	2001
Stable Value Fund (Fidelity)		
Managed Income Portfolio II (MIP II)	$124.7	$ 69.9
Other	134.7	206.0
Fidelity Magellan Fund	53.3	82.5
Fidelity Puritan Fund	42.3	53.9
Spartan U. S. Equity Index Fund	31.2	48.2

Plan investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows (dollars in millions):

	Year Ended December 31,	
	2002	2001
Registered investment companies	$(47.9)	$(36.1)
Common stock	(5.4)	(14.7)
	$(53.3)	$(50.8)

G. Nonparticipant-Directed Investments

The net assets and the changes in net assets for the nonparticipant-directed investments held in the Bethlehem Stock Fund are as follows (dollars in millions):

	Year Ended December 31,	
	2002	2001
Employer contributions	$ -	$ 3.5
Net appreciation (depreciation)	-	(.5)
Distributions to participants	(.1)	(.4)
Transfers to participant-directed	(1.5)	(6.1)
Net decrease	(1.6)	(3.5)
Net assets – Beginning of year	1.6	5.1
Net assets – End of year	$ -	$ 1.6

Prior to April 2002, Matching Company Contributions became participant-directed investments after a period of two full calendar years following the year of contribution. Effective April 1, 2002, all Matching Company Contributions are participant-directed investments and can be transferred to any of the other available investment funds.

H. Related-Party Transactions

The Plan invests in shares of mutual funds managed by Fidelity. Fidelity acts as trustee for investments as defined by the Plan. The Plan also invests in shares of Bethlehem Common Stock. The Plan held 10,305,707 and 11,307,308 shares of Bethlehem Common Stock as of December 31, 2002 and 2001, respectively. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

I. Tax Status

Bethlehem has received determinations from the Internal Revenue Service, the most recent of which is dated March 5, 2002, that the Plan is a qualified plan within the meaning of Section 401(a) of the Internal Revenue Code and that the Trust is exempt from Federal income tax under Section 501(a) of such Code. The Plan has been amended since receiving the most recent determination letter. However, the Committee believes the Plan is designed and is operating in compliance with the applicable requirements of the Internal Revenue Code.

J. Subsequent Events

On March 12, 2003, Bethlehem signed an asset purchase agreement ("APA") to sell substantially all of its assets to a subsidiary of International Steel Group, Inc. ("ISG") for cash, ISG Class B common stock and the assumption of certain liabilities. The transaction is expected to provide Bethlehem sufficient cash to satisfy all allowed secured, administrative and priority claims. No value will be distributed to holders of Bethlehem's common, preferred or preference equity. The APA was approved by the Bankruptcy Court on April 22, 2003. Closing was completed on May 7, 2003 and Bethlehem plans to file a Chapter 11 liquidating plan with the Court. Upon confirmation of such plan by the Court, Bethlehem's Chapter 11 case can be closed.

Bethlehem directed that the Bethlehem Stock Fund under the Plan be liquidated as soon as administratively feasible commencing June 20, 2003. Upon completion of the liquidation, the liquidation proceeds will be allocated proportionately to the accounts of participants with balances in the Bethlehem Stock Fund as of June 20, 2003.

Bethlehem intends to terminate the Plan effective September 30, 2003. All remaining assets in the Plan, including the Stable Value Fund (Fidelity), will be liquidated in connection with the termination of the Plan so that participants can receive cash distributions from the Plan no later than September 30, 2003. Upon termination of the Plan, any unvested amounts credited to participants' accounts will become fully vested and non-forfeitable.

EIN: 24-0526133
PN: 100

SAVINGS PLAN FOR SALARIED EMPLOYEES OF
BETHLEHEM STEEL CORPORATION AND SUBSIDIARY COMPANIES

SCHEDULE H (LINE 4i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) Identity of issue	(c) Description of investment	(d) Cost	(e) Current Value
	Stable Value Fund			
*	Fidelity Institutional Retirement Services Company	Managed Income Portfolio II (MIP II)		$ 124,740,265
	JPMorganChase Bank	GIC at 5.90%v maturing 05/14/2004		16,711,851
	Union Bank of Switzerland AG	GIC at 5.84%v maturing 02/15/2005		16,306,488
	Caisse Des Depots Financial Products	GIC at 6.74% maturing 11/28/2003		12,099,050
	Travelers Life and Annuity Company	GIC at 7.55% maturing 06/30/2003		11,138,379
	Allstate Life Insurance Company	GIC at 7.21% maturing 12/31/2003		11,115,845
	Transamerica Life Insurance & Annuity Co.	GIC at 8.73%v maturing 02/17/2009		7,283,313
	Travelers Life and Annuity Company	GIC at 7.59% maturing 07/30/2004		6,083,988
	JPMorganChase Bank	GIC at 4.89%v maturing 05/06/2004		5,016,698
	Monumental Life Insurance Company	GIC at 5.53%v maturing 05/15/2006		5,009,063
	Metropolitan Life Insurance Company	GIC at 8.33% maturing 02/27/2004		4,908,246
	Monumental Life Insurance Company	GIC at 5.25%v maturing 09/15/2004		4,854,375
	Allstate Life Insurance Company	GIC at 7.60% maturing 03/31/2004		4,286,438
	Union Bank of Switzerland AG	GIC at 4.58%v maturing 10/27/2003		3,721,533
	JPMorganChase Bank	GIC at 4.89%v maturing 12/26/2003		3,696,719
	Westdeutsche Landesbank	GIC at 5.00%v maturing 12/15/2003		3,455,908
	Monumental Life Insurance Company	GIC at 6.04%v maturing 01/15/2008		3,192,180
	JPMorganChase Bank	GIC at 7.40%v maturing 03/15/2005		3,099,107
	Westdeutsche Landesbank	GIC at 4.69%v maturing 02/15/2006		2,613,128
	Union Bank of Switzerland AG	GIC at 5.93%v maturing 07/15/2003		2,529,567
	Monumental Life Insurance Company	GIC at 5.65% maturing 01/31/2003		2,481,660
	Union Bank of Switzerland AG	GIC at 4.63%v maturing 03/15/2003		2,004,062
	New York Life Insurance Company	GIC at 6.02% maturing 05/15/2003		1,555,380
	JPMorganChase Bank	GIC at 6.59%v maturing 03/17/2003		965,842
	Executive Life Insurance Company	Annual installments from trusts		522,213
*	Total Stable Value Fund			259,391,298
*	Fidelity Institutional Retirement Services Company	Fidelity Magellan Fund		53,336,125
*	Fidelity Institutional Retirement Services Company	Fidelity Puritan Fund		42,333,347
*	Fidelity Institutional Retirement Services Company	Spartan U. S. Equity Index Fund		31,168,558
*	Fidelity Institutional Retirement Services Company	Fidelity BrokerageLink (1)		11,191,209
	The Vanguard Group	Vanguard PRIMECAP Fund		9,270,963
*	Fidelity Institutional Retirement Services Company	Fidelity U. S. Bond Index Fund		8,178,072
	The Vanguard Group	Vanguard Wellesley Income Fund		8,110,539
	The Vanguard Group	Vanguard Windsor Fund		5,369,093
	The Vanguard Group	Vanguard U. S. Growth Fund		5,324,472
*	Fidelity Institutional Retirement Services Company	Fidelity Low-Priced Stock Fund		4,848,577
	Pacific Investment Management Company	PIMCO Total Return Fund		3,147,521
*	Fidelity Institutional Retirement Services Company	Fidelity Mid-Cap Stock Fund		2,047,528
*	Fidelity Institutional Retirement Services Company	Fidelity Dividend Growth Fund		1,948,232
	Liberty Wanger Asset Management	Liberty Acorn Fund		1,824,213
*	Bethlehem Steel Corporation	Bethlehem Stock Fund	$ 46,178,894	1,133,628
*	Fidelity Institutional Retirement Services Company	Fidelity Diversified International Fund		867,425
	The Vanguard Group	Vanguard International Value Fund		716,195
*	Fidelity Institutional Retirement Services Company	Fidelity Balanced Fund		712,111
*	Fidelity Institutional Retirement Services Company	Fidelity Equity-Income Fund		658,401
*	Fidelity Institutional Retirement Services Company	Fidelity Freedom 2010 Fund		650,393
*	Fidelity Institutional Retirement Services Company	Fidelity Blue Chip Growth Fund		519,001
*	Fidelity Institutional Retirement Services Company	Fidelity Aggressive Growth Fund		482,007
	Franklin Templeton Investments	Franklin Small-Mid Cap Growth Fund - Class A		469,300
	The Vanguard Group	Vanguard Growth & Income Fund		419,759
*	Fidelity Institutional Retirement Services Company	Fidelity Growth and Income Portfolio		291,642
	American Century Services Corporation	American Century International Growth		197,639
	INVESCO Funds Group, Inc.	INVESCO Dynamics Fund		176,335
*	Fidelity Institutional Retirement Services Company	Fidelity Retirement Money Market Fund		125,553
*	Fidelity Institutional Retirement Services Company	Fidelity Freedom 2000 Fund		111,324
*	Fidelity Institutional Retirement Services Company	Fidelity Freedom Income Fund		99,467
*	Fidelity Institutional Retirement Services Company	Fidelity Freedom 2020 Fund		89,206

EIN: 24-0526133
PN: 100

SAVINGS PLAN FOR SALARIED EMPLOYEES OF
BETHLEHEM STEEL CORPORATION AND SUBSIDIARY COMPANIES

SCHEDULE H (LINE 4i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) Identity of issue	(c) Description of investment	(d) Cost	(e) Current Value
	American Century Services Corporation	American Century Income & Growth Fund		$ 68,739
*	Fidelity Institutional Retirement Services Company	Fidelity Freedom 2030 Fund		56,244
*	Fidelity Institutional Retirement Services Company	Fidelity Freedom 2040 Fund		32,773
*	Participant Loans	Rates of 5.25% - 11.00% (2)		4,086,016
	Grand Total		$ 46,178,894	$ 459,452,905

* Indicates a party-in-interest.

(1) See attached for detailed listing of investments in Fidelity BrokerageLink.
(2) An interest rate of prime plus 1%, based on month-end prior to date of loan origination, is charged on all employee loans.

BrokerageLink Holdings Report per FBSI System
Bethlehem Steel Savings Plan for Salaried Employees
December 31, 2002 - Self Directed Brokerage Accounts

CUSIP	DESCRIPTION	SHARES	PRICE	MARKET VALUE
B5628B104	LERNOUT &HAUSPIE SPEECH PRDS	500.000	0.001	0.50
D1668R123	DAIMLERCHRYSLER AG	549.012	30.650	16,827.21
G04CIL990	APW LTD WTS EXP 07/31/2009	3.000	0.000	0.00
G04397108	APW LTD	2,250.000	0.000	0.00
G31611109	XCELERA COM INC	1,040.000	0.630	655.20
G3682L105	FRUIT OF THE LOOM LTD	1,100.000	0.000	0.00
G3921A100	GLOBAL CROSSING LTD	3,800.000	0.018	68.40
G56462107	LORAL SPACE & COMMNICTNSLTD	150.000	0.430	64.50
G65773106	NORDIC AMERN TANKER SHIPPING	100.000	13.540	1,354.00
G90078109	TRANSOCEAN SEDCO FOREX INC	41.000	23.200	951.20
H8920M855	UBS AG	114.000	48.120	5,485.68
Y2573F102	FLEXTRONICS INTL LTD	550.000	8.190	4,504.50
00088E104	ACTV INC	300.000	0.700	210.00
001055102	AFLAC INC COM	100.000	30.120	3,012.00
00184A105	AOL TIME WARNER INC	4,051.282	13.100	53,071.79
001957505	AT&T CORP	455.000	26.110	11,880.05
00209A106	AT & T WIRELESS	909.000	5.650	5,135.85
00209H101	ATA HOLDINGS CORP	500.000	4.570	2,285.00
002824100	ABBOTT LABS COM	110.000	40.000	4,400.00
002896207	ABERCROMBIE & FITCH CO	250.000	20.460	5,115.00
003009107	ABERDEEN ASIA-PACIFIC INCOME	1,138.000	4.630	5,268.94
003830106	ABRAXAS PETE CORP	1,000.000	0.560	560.00
00437V104	ACCREDO HEALTH INC	57.000	35.250	2,009.25
004933107	ACTION PERFORMANCE COS INC	34.050	19.000	646.95
00724F101	ADOBE SYS INC COM	273.000	24.801	6,770.67
00753T105	ADVANCE MARKETING SVCS INC	1,616.277	14.700	23,759.27
00754A105	ADVANCED FIBRE COMM INC	300.000	16.680	5,004.00
00758M246	FMA SMALL COMPANY PORT INSTL	1,118.697	16.180	18,100.51
00761L102	AEGIS VALUE FD INC	342.785	12.660	4,339.65
007903107	ADVANCED MICRO DEVICES INC COM	400.000	6.460	2,584.00
00808V105	AETHER SYSTEMS INC	300.000	3.760	1,128.00
008190100	AFFILIATED COMPUTER SVCS INC CL A	100.000	52.650	5,265.00
00845V100	AGERE SYS INC	1,290.000	1.440	1,857.60
00845V209	AGERE SYS INC	3,062.000	1.400	4,286.80
00846U101	AGILENT TECHNOLOGIES INC	384.000	17.960	6,896.64
008879306	AIM FDS GROUP VALUE FD CL A	844.388	7.510	6,341.35
008882508	AIM INTL EQTY FD CL B	1,298.695	12.090	15,701.22
008882706	AIM INTL FDS INC	161.455	11.860	1,914.85
010196103	AKSYS LTD	90.000	5.300	477.00
010199305	AKZO NOBEL N V	169.546	31.890	5,406.82
013817101	ALCOA INC	464.000	22.780	10,569.92
01877C200	ALLIANCE PREMIER GROWTH FD	799.497	12.640	10,105.64
01877C309	ALLIANCE PREMIER GROWTH FD	461.872	12.660	5,847.29
018780403	ALLIANCE TECHNOLOGY FD CL C	62.924	35.310	2,221.84
01903Q108	ALLIED CAP CORP NEW	100.000	21.830	2,183.00
019782101	ALLOU HLTH & BEAUTY CARE INC	500.000	2.670	1,335.00
021441100	ALTERA CORP COM	96.000	12.330	1,183.68
023135106	AMAZON.COM INC	100.000	18.890	1,889.00
023608102	AMEREN CORP	100.000	41.570	4,157.00
02507M105	AMERICAN CENTURY GLOBAL GOLD FUND	530.793	9.130	4,846.14
02507M303	AMERICAN CENTURY INCOME & GROWTH FD	253.503	21.740	5,511.15
025076506	AMERICAN CENTURY VALUE FUND	1,313.294	5.950	7,814.09

BrokerageLink Holdings Report per FBSI System
Bethlehem Steel Savings Plan for Salaried Employees
December 31, 2002 - Self Directed Brokerage Accounts

CUSIP	DESCRIPTION	SHARES	PRICE	MARKET VALUE
025083841	AMERICAN CENTY VISTA FUND	432.536	8.780	3,797.66
025083882	AMERICAN CENTY ULTRA FUND	10,004.137	21.180	211,887.61
025086109	AMERICAN CENTY INTL GROWTH FUND	406.534	6.380	2,593.68
025086844	AMERICAN CENTY WORLD MUT FDS	2,953.186	5.040	14,884.05
025816109	AMERICAN EXPRESS CO COM	50.591	35.350	1,788.39
026874107	AMERICAN INTL GROUP INC COM	208.308	57.850	12,050.61
027568104	AMERICAN MTG ACCEP CO	100.000	14.090	1,409.00
028740108	AMERICAN PAC CORP	2,600.000	9.890	25,714.00
029650629	ASAF PIMCO TOTAL RETURN BOND CLASS A	13,891.810	10.740	149,198.03
03071F104	AMERISTOCK MUT FD INC	13.719	33.040	453.27
030789507	AMES DEPT STORES INC NEW	1,690.000	0.001	1.69
031162100	AMGEN INC COM	300.000	48.340	14,502.00
032092108	AMPEX CORP DEL	2,600.000	0.080	208.00
032332504	AMTECH SYSTEMS	100.000	3.170	317.00
032654105	ANALOG DEVICES INC COM	100.000	23.870	2,387.00
034425108	ANDREW CORP COM	50.000	10.280	514.00
035128206	ANGLOGOLD LTD ADR SPONSORED	300.000	34.260	10,278.00
035710409	ANNALY MTG MGMT INC	560.000	18.800	10,528.00
037032109	ANTIGENICS INC DEL	150.000	10.240	1,536.00
03782R108	APPIANT TECHNOLOGIES INC	300.000	0.180	54.00
037833100	APPLE COMPUTER INC COM	260.000	14.330	3,725.80
037899101	APPLEBEES INTL INC COM	67.000	23.191	1,553.79
038188108	APPLIED DIGITAL SOLUTIONS IN	2,300.000	0.410	943.00
038213104	APPLIED MAGNETICS CORP COM	100.000	0.001	0.10
03822W109	APPLIED MICRO CIRCUITS CORP	200.000	3.690	738.00
038222105	APPLIED MATERIALS INC	718.000	13.030	9,355.54
03840P102	AQUILA INC COM	500.000	1.770	885.00
039392105	ARCH WIRELESS INC	9.000	0.000	0.00
04033V104	ARIBA INC	650.000	2.480	1,612.00
040337107	ARIEL GROWTH FD SH BEN INT	155.498	35.240	5,479.74
040337206	CALVERT ARIEL APPRECIATION FD	136.238	33.060	4,504.02
042086561	ARMADA FDS	886.958	6.580	5,836.18
04314H204	ARTISAN INTL FUND	9,695.284	14.790	143,393.22
04314H303	ARTISAN FDS INC	1,209.137	19.560	23,650.70
04362P108	ASCENTIAL SOFTWARE CORP COM	700.000	2.400	1,680.00
045919107	AT HOME CORP SER A	1,200.000	0.000	0.01
046353108	ASTRAZENECA PLC	100.000	35.090	3,509.00
04648X107	ASYST TECHNOLOGIES INC COM	190.000	7.350	1,396.50
049513104	ATMEL CORP COM	400.000	2.230	892.00
051526101	AURA SYSTEMS INC	1,000.000	0.055	55.00
052769106	AUTODESK INC COM	200.000	14.300	2,860.00
05349F402	AVATEX CORP	200.000	0.001	0.20
053491106	AVANT IMMUNOTHERAPEUTICS INC	1,260.000	1.135	1,430.10
053499109	AVAYA INC	490.000	2.450	1,200.50
05366B102	AVIALL INC NEW COM	400.000	8.050	3,220.00
053690103	AVIGEN INC	311.000	5.710	1,775.81
055622104	BP AMOCO P L C	58.246	40.650	2,367.69
05858H104	BALLARD PWR SYS INC	745.000	11.070	8,247.15
059651109	BANCO WIESE	500.000	0.000	0.00
060505104	BANK AMER CORP	152.847	69.570	10,633.56
06423A103	BANK ONE CORP	294.114	36.550	10,749.86
068278100	BARON ASSET FUND	371.371	34.420	12,782.58
071813109	BAXTER INTL INC COM	230.000	28.000	6,440.00

BrokerageLink Holdings Report per FBSI System
Bethlehem Steel Savings Plan for Salaried Employees
December 31, 2002 - Self Directed Brokerage Accounts

CUSIP	DESCRIPTION	SHARES	PRICE	MARKET VALUE
073309106	BE INC	150.000	0.110	16.50
075887109	BECTON DICKINSON & CO COM	100.000	30.690	3,069.00
08135F107	BEMA GOLD CORP COM	250.000	1.300	325.00
081499105	BEN FRANKLIN RETAIL STORES INC COM	33.000	0.007	0.23
083902106	BERGER OMNI SMALL CAP VALUE FUND	4,970.243	22.710	112,874.21
084045509	BERGER INVT PORTFOLIO TR	77.888	7.550	588.05
084649102	BERKSHIRE FOCUS FUND	17.461	3.810	66.52
084670108	BERKSHIRE HATHAWAY INC DEL COM	1.000	72750.000	72,750.00
084670207	BERKSHIRE HATHAWAY INC CL B	30.000	2423.000	72,690.00
088766100	BICO INC	5,000.000	0.001	5.00
09058W309	BIOCIRCUITS CORP	2,265.000	0.001	2.26
090597105	BIOGEN N V COM	76.000	40.060	3,044.56
09067J109	BIOVAIL CORP	112.000	26.410	2,957.92
091794206	BJURMAN FDS	200.000	20.310	4,062.00
091928747	BLACKROCK FDS	107.376	9.990	1,072.68
097023105	BOEING CO COM	189.984	32.990	6,267.57
097924104	BOMBAY INC COM	2,000.000	5.000	10,000.00
098570104	BOOKS-A-MILLION INC	400.000	2.740	1,096.00
099541203	BORDEN CHEMS & PLASTICS LTD	200.000	0.005	1.00
100578103	BOSTON CHICKEN INC	328.000	0.000	0.00
100843408	BOSTON LIFE SCIENCES INC	200.000	1.120	224.00
10532D107	BRANDYWINE FD INC COM	5,436.551	18.280	99,380.15
10625K109	BRE-X MINERALS LTD	1,500.000	0.000	0.01
110122108	BRISTOL MYERS SQUIBB CO COM	412.215	23.150	9,542.77
11130P104	BROADBAND HOLDRS TR	200.000	7.550	1,510.00
111320107	BROADCOM CORP	228.000	15.060	3,433.68
111412607	BROADVISION INC	367.000	3.410	1,251.47
111621108	BROCADE COMMUNICATIONS SYS I	380.000	4.140	1,573.20
115660201	BROWN TOM INC COM NEW	200.000	25.100	5,020.00
118230101	BUCKEYE PARTNERS L P	500.000	38.400	19,200.00
119804102	BUFFALO SMALL CAP FD INC	219.234	14.800	3,244.66
12489V106	CBRL GROUP	500.887	30.130	15,091.72
125750109	CMG INFORMATION SVCS INC	484.000	0.981	474.80
126408103	CSX CORP COM	102.677	28.310	2,906.78
126830207	CABLE & WIRELESS PUB LTD CO	353.539	2.330	823.74
129897104	CALICO COMM INC	100.000	0.280	28.00
131347106	CALPINE CORP	360.000	3.260	1,173.60
137798104	CANNONDALE CORP	263.000	1.070	281.41
138869300	CANYON RES CORP	4,375.000	1.120	4,900.00
14040H105	CAPITAL ONE FINANCIAL CORP	150.090	29.720	4,460.67
14067D102	CAPSTONE TURBINE CORP	1,100.000	0.900	990.00
14149Y108	CARDINAL HEALTH INC COM	350.689	59.190	20,757.27
14166U104	CAREDECISION CORP	130,000.000	0.048	6,240.00
148881105	CATALYST SEMICONDUCTOR INC	6,890.000	2.520	17,362.80
149123101	CATERPILLAR INC COM	100.000	45.720	4,572.00
150837409	CEL-SCI CORP	140.000	0.210	29.40
150921104	CELL GENESYS INC	59.000	11.151	657.90
151020104	CELGENE CORP COM	100.000	21.470	2,147.00
15117N107	CELSION CORP	17,000.000	0.430	7,310.00
151313103	CENDANT CORP	3,581.000	10.480	37,528.88
15640W103	CENTURA SOFTWARE CORP	500.000	0.001	0.50
159300201	CHANTAL PHARMACEUTICAL CORP	200.000	0.002	0.40
16117M107	CHARTER COMMUNICATIONS INC D	700.000	1.180	826.00

BrokerageLink Holdings Report per FBSI System
Bethlehem Steel Savings Plan for Salaried Employees
December 31, 2002 - Self Directed Brokerage Accounts

CUSIP	DESCRIPTION	SHARES	PRICE	MARKET VALUE
162813109	CHECKFREE CORP NEW	100.000	16.001	1,600.10
163421100	CHELSEA PPTY GROUP INC	210.000	33.310	6,995.10
166764100	CHEVRONTEXACO CORP	77.000	66.480	5,118.96
169406303	CHINA RES DEV INC	2.000	1.260	2.52
171779101	CIENA CORP	1,467.000	5.140	7,540.38
17275R102	CISCO SYS INC COM	12,731.000	13.100	166,776.10
17288Q109	CITADEL SEC SOFTWARE INC COM	2,500.000	0.990	2,475.00
172967101	CITIGROUP INC	989.654	35.190	34,825.91
177376100	CITRIX SYS INC	750.000	12.320	9,240.00
178778106	CITYSCAPE FINL CORP	900.000	0.000	0.00
188850101	CLIPPER FD INC COM	92.291	75.730	6,989.18
191216100	COCA COLA CO COM	819.255	43.840	35,916.13
191912302	COHEN & STEERS EQUITY INCOME CL C	1,158.862	11.170	12,944.48
192476109	COHN & STEERS REALTY INC COM	48.671	43.340	2,109.40
19419B100	COLLAGENEX PHARMACEUTCLS INC	250.000	9.490	2,372.50
197708100	COLUMBIA HIGH YIELD FD INC	617.268	8.370	5,166.53
198297103	COLUMBIA RL ESTATE EQ FD INC	3,930.844	17.810	70,008.33
20030N101	COMCAST CORP NEW CL A	955.000	23.570	22,509.35
20030N200	COMCAST CORP NEW CL A SPL	190.000	22.590	4,292.10
200693208	COMMERCE ONE INC DEL	20.000	2.750	55.00
204780100	COMPUCOM SYS INC	600.000	5.610	3,366.00
204938104	COMPOSITECH LTD	3,100.000	0.001	3.10
20557C108	COMPUTERIZED THERMAL IMAGING	950.000	0.190	180.50
205937105	COM21 INC	2,500.000	0.221	552.50
206197105	CONCORD EFS INC	1,350.000	15.740	21,249.00
20825C104	CONOCOPHILLIPS	124.761	48.390	6,037.18
208464107	CONSECO INC COM	100.000	0.037	3.70
20854P109	CONSOL ENERGY INC	100.000	17.280	1,728.00
210371100	CONSTELLATION ENERGY GROUP I	157.000	27.820	4,367.74
210795308	CONTINENTAL AIRLS INC CL B	50.000	7.250	362.50
21624P304	COOKE & BIELER MID CAP EQUITY	377.963	13.710	5,181.87
21868Q109	COREL CORP COM	3,000.000	0.800	2,400.00
21887F100	CORIXA CORP	1,003.000	6.390	6,409.17
219350105	CORNING INC COM	1,801.876	3.310	5,964.20
22087M101	CORUS GROUP PLC	100.000	4.170	417.00
221009103	CORVIS CORP	1,450.000	0.710	1,029.50
222814204	COVAD COMMUNICATIONS GROUP I	76.000	0.925	70.30
22544B102	CREDIT SUISSE WAR PINCUS GLBAL	66.303	18.350	1,216.66
22544L506	CREDIT SUISSE INTL FOCUS FD	3,367.336	8.000	26,938.68
22765D100	CROSSROADS SYS INC	100.000	0.970	97.00
22942F101	CRYSTALLEX INTL CORP	1,000.000	1.460	1,460.00
231624107	CUSAC INDS LTD	500.000	0.300	150.00
23251P102	CYBERONICS INC	100.000	18.400	1,840.00
232806109	CYPRESS SEMICONDUCTOR CORP COM	300.000	5.720	1,716.00
23281T108	CYSIVE INC	100.000	2.700	270.00
232824300	CYTOGEN CORP	30.000	3.250	97.50
233092105	DCH TECHNOLOGY INC	400.000	0.020	8.00
23333J108	DT INDS INC	110.000	2.610	287.10
235811106	DANA CORP COM	250.000	11.760	2,940.00
236277109	DANKA BUSINESS SYS PLC	346.000	4.250	1,470.50
237194105	DARDEN RESTAURANTS INC	150.825	20.450	3,084.37
237909106	DATAKEY INC	1,000.000	1.420	1,420.00
239080104	DAVIS N Y VENTURE FD INC	183.921	20.940	3,851.30

BrokerageLink Holdings Report per FBSI System
Bethlehem Steel Savings Plan for Salaried Employees
December 31, 2002 - Self Directed Brokerage Accounts

CUSIP	DESCRIPTION	SHARES	PRICE	MARKET VALUE
239080302	DAVIS N Y VENTURE FD INC	1,273.808	20.250	25,794.60
242370104	DEAN FOODS CO NEW COM	200.000	37.100	7,420.00
244199105	DEERE & CO COM	150.000	45.850	6,877.50
24522P103	DEL MONTE FOODS CO	98.000	7.700	754.60
245524103	DELAFIELD FD INC	124.069	18.230	2,261.77
247025109	DELL COMPUTER CORP COM	3,362.000	26.740	89,899.88
247126105	DELPHI AUTOMOTIVE SYS CORP	200.000	8.050	1,610.00
25271C102	DIAMOND OFFSHORE DRILLNG INC	300.000	21.850	6,555.00
252787106	DIAMONDS TR	15.000	83.510	1,252.65
25301P107	DICE INC	200.000	0.170	34.00
253651103	DIEBOLD INC COM	100.000	41.220	4,122.00
25388K104	DIGITAS INC	100.000	3.460	346.00
254687106	WALT DISNEY COMPANY	870.000	16.310	14,189.70
256201104	DODGE & COX BAL FD	347.232	60.750	21,094.33
256210105	DODGE & COX INCOME FD	412.092	12.770	5,262.41
256219106	DODGE & COX STOCK FD COM	540.711	88.050	47,609.60
256669102	DOLLAR GENERAL CORP COM	956.000	11.950	11,424.20
260003108	DOVER CORP COM	50.000	29.160	1,458.00
261970107	DREYFUS APPRECIATION FD INC	175.276	31.200	5,468.60
261978340	DREYFUS DISCIPLINED STOCK	163.277	24.510	4,001.91
26200C304	DREYFUS MIDCAP VALUE FUND	257.468	17.530	4,513.41
262001449	DREYFUS FOUNDERS FDS INC	425.109	19.040	8,094.07
262001480	DREYFUS FOUNDERS FDS INC	152.019	7.180	1,091.49
26201H104	DREYFUS INTL FDS INC	1,488.834	11.090	16,511.16
262497308	DRYPERS CORP	200.000	0.000	0.00
263534109	DU PONT E I DE NEMOURS & CO COM	52.521	42.400	2,226.89
266597301	DURBAN ROODEPOORT DEEP LTD	2,000.000	4.050	8,100.00
267906105	DYNAMIC OIL & GAS INC	1,000.000	2.410	2,410.00
26816Q101	DYNEGY INC NEW	646.465	1.180	762.82
26817Q506	DYNEX CAP INC	150.000	4.840	726.00
268648102	E M C CORP MASS COM	7,990.000	6.140	49,058.60
26883W205	ERESOURCE CAP GROUP INC	71.000	0.610	43.31
269151106	ESS TECHNOLOGY INC	300.000	6.290	1,887.00
269153102	E.SPIRE COMMUNICATIONS INC	2,200.000	0.001	2.20
269246104	E TRADE GROUP INC	1,300.000	4.860	6,318.00
269524104	EAGLE GEOPHYSICAL INC	25.000	0.000	0.00
270321102	EARTHLINK INC. MER FROM	1,107.000	5.450	6,033.15
278642103	EBAY INC	216.000	67.820	14,649.12
278846100	ECLIPSE FINL ASSET TR	910.585	11.490	10,462.62
28176E108	EDWARDS LIFESCIENCES CORP	346.000	25.470	8,812.62
28225C103	EGAIN COMMUNICATIONS CORP	700.000	0.210	147.00
282339209	EGLOBE INC	148.000	0.005	0.74
28336L109	EL PASO CORP	300.000	6.960	2,088.00
284131208	ELAN PLC ADR	200.000	2.460	492.00
285661104	ELECTRONIC DATA SYS CORP NEW	950.000	18.430	17,508.50
29088W103	EMERGE INTERACTIVE INC	215.000	0.260	55.90
291011104	EMERSON ELEC CO COM	100.000	50.850	5,085.00
293561106	ENRON CORP COM	1,262.494	0.063	79.53
29379T108	ENTERPRISE TECHNOLOGIES INC	800.000	0.012	9.60
29382Y102	ENTRADA NETWORKS INC	275.000	0.150	41.25
294348107	EPRESENCE INC	250.000	1.940	485.00
294821608	ERICSSON L M TEL CO	2,574.000	6.740	17,348.76
298706102	AMERICAN EURO PACIFIC GROWTH FUND	320.386	22.970	7,359.26

BrokerageLink Holdings Report per FBSI System
Bethlehem Steel Savings Plan for Salaried Employees
December 31, 2002 - Self Directed Brokerage Accounts

CUSIP	DESCRIPTION	SHARES	PRICE	MARKET VALUE
300867306	EXCHANGE APPLICATIONS COM	3.000	0.300	0.90
300906104	EXCELSIOR-HENDERSON MTRCYCLE	100.000	0.000	0.00
301956108	FBR SMALL CAP FINANCIAL FUND	201.349	24.260	4,884.72
302088109	EXODUS COMMUNICATIONS INC	2,140.000	0.000	0.00
30226D106	EXTREME NETWORKS INC	1,300.000	3.270	4,251.00
30231G102	EXXON MOBIL CORP	437.638	34.940	15,291.06
302544101	FPA NEW INCOME INC	470.841	10.880	5,122.75
314172644	FEDERATED KAUFMANN CL K	6,004.354	3.450	20,715.01
315807206	FIDELITY ADVISOR SER II GROWTH	107.991	22.190	2,396.32
315910208	FIDELITY INTL GROWTH & INCOME FUND	252.756	16.820	4,251.35
315910505	FIDELITY INVT TR WORLDWIDE FD	987.273	11.880	11,728.79
315910760	FIDELITY JAPAN SMALL COMPANIES	559.821	6.440	3,605.24
315910802	FIDELITY DIVERSIFIED INTL FUND	793.344	17.160	13,613.77
315910810	FIDELITY INTL VALUE FUND	275.934	10.730	2,960.77
315910851	FIDELITY SOUTHEAST ASIA FUND	873.161	9.660	8,434.73
315911404	FIDELITY SPARTAN TOTAL MARKET INDEX	1,722.053	23.050	39,693.32
315912204	FIDELITY MARKET INDEX FUND	248.541	60.470	15,029.25
315912303	FIDELITY SMALL CAP STOCK FUND	630.694	13.300	8,388.22
315912501	FIDELITY SMALL CAP STOCK FUND	787.283	11.840	9,321.42
316062108	FIDELITY CAP & INCOME FD SH BEN INT	1,652.363	6.280	10,376.82
316067107	FIDELITY CASH RESERVES	1,262,057.980	1.000	1,262,057.98
316069103	FIDELITY ASSET MANAGER FUND	6,914.496	13.800	95,420.04
316069301	FIDELITY ASSET MANAGER: GROWTH FD	435.892	11.970	5,217.62
316071109	FIDELITY CONTRAFUND FUND	611.976	38.600	23,622.26
316128107	FIDELITY UTILITIES	2,762.202	9.700	26,793.35
316128404	FIDELITY MID-CAP STOCK	3,035.651	16.260	49,359.66
316138205	FIDELITY REAL ESTATE INVT FUND	1,878.284	18.390	34,541.62
316145101	FIDELITY EQUITY INCOME II FUND	927.528	17.390	16,129.71
316145309	FIDELITY INDEPENDENCE FUND	134.303	13.070	1,755.34
31617F106	FIDELITY FIFTY FUND	307.210	16.040	4,927.64
31617K105	FIDELITY INCOME FD GINNIE MAE	482.753	11.240	5,426.14
31617R308	FIDELITY INSTL INVS TR	1,237.853	10.600	13,121.24
316200104	FIDELITY GROWTH COMPANY FUND	59.474	35.420	2,106.56
316200203	FIDELITY AGGRESSIVE GROWTH FUND	3,476.630	11.190	38,903.46
316343102	FIDELITY OVERSEAS FUND	239.699	22.000	5,273.37
316343201	FIDELITY PACIFIC BASIN FUND	200.250	12.760	2,555.19
316345305	FIDELITY LOW PRICED STOCK FUND	2,968.097	25.170	74,706.98
316389105	FIDELITY SECS FD OTC PORTFOLIO	138.367	23.910	3,308.35
316389204	FIDELITY GROWTH & INCOME FUND	112.963	30.310	3,423.90
316389303	FIDELITY BLUE CHIP GROWTH FUND	120.118	31.940	3,836.56
316389402	FIDELITY DIVIDEND GROWTH FUND	422.064	22.320	9,420.45
316390103	FIDELITY SELECT ENERGY FUND	393.428	20.520	8,073.14
316390202	FIDELITY SELECT TECHNOLOGY	150.552	37.700	5,675.81
316390301	FIDELITY SELECT HEALTH CARE FUND	90.728	101.980	9,252.43
316390442	FIDELITY SELECT PHARMACEUTICAL	226.846	7.280	1,651.43
316390467	FIDELITY SELECT NETWORK &	475.877	1.490	709.05
316390525	FIDELITY SELECT NAT GAS FUND	420.092	16.770	7,044.94
316390566	FIDELITY SELECT DEVELOPING COMM FD	82.507	9.870	814.34
316390608	FIDELITY SELECT FINANCIAL SVCS	91.743	88.780	8,144.94
316390640	FIDELITY SELECT REGIONAL BANKS	152.072	30.310	4,609.30
316390772	FIDELITY SELECT BIOTECHNOLOGY FUND	707.510	38.730	27,401.82
316390822	FIDELITY SELECT SOFT & COMP FUND	48.822	36.460	1,780.05
316390830	FIDELITY SELECT TELECOM FUND	52.392	25.570	1,339.66

BrokerageLink Holdings Report per FBSI System
Bethlehem Steel Savings Plan for Salaried Employees
December 31, 2002 - Self Directed Brokerage Accounts

CUSIP	DESCRIPTION	SHARES	PRICE	MARKET VALUE
316390863	FIDELITY SELECT ELECTRONICS FUND	1,599.587	24.370	38,981.91
316390871	FIDELITY SELECT COMPUTERS FUND	1,158.951	22.040	25,543.27
316464106	FIDELITY VALUE FUND	827.183	46.390	38,373.01
316773100	FIFTH THIRD BANCORP COM	200.000	58.550	11,710.00
32008F101	FIRST EAGLE SOGEN OVERSEASN/C	113.180	13.300	1,505.29
32008F507	FIRST EAGLE SOGEN GLOBAL	116.969	25.350	2,965.16
337738108	FISERV INC COM	200.000	33.950	6,790.00
337941306	FIRSTHAND TECHNOLOGY LEADERS FUND	28.488	10.650	303.39
337941504	FIRSTHAND E-COMMERCE	1,310.376	2.080	2,725.57
33832D106	FIVE STAR QUALITY CARE INC	2.000	1.370	2.74
339030108	FLEETBOSTON FINL CORP	221.404	24.300	5,380.11
34459U108	FONIX CORP DEL	1,000.000	0.039	39.00
345370860	FORD MTR CO DEL	1,209.228	9.300	11,245.81
35063R100	FOUNDRY NETWORKS	983.000	7.040	6,920.32
353523202	FRANKLIN FINL CORP TENN	550.000	22.930	12,611.50
354713109	FRANKLIN STRATEGIC SER	130.101	21.950	2,855.71
354713844	FRANKLIN STRATEGIC SER	96.172	33.390	3,211.18
357378702	FREMONT US MICRO-CAP FUND	263.474	18.980	5,000.73
358010106	FREQUENCY ELECTRS INC	3,000.000	10.230	30,690.00
359014107	FRONT PORCH DIGITAL INC	65.000	0.240	15.60
35952H106	FUELCELL ENERGY INC	100.000	6.552	655.20
360912109	FUTUREMEDIA PLC	5,000.000	0.140	700.00
36114Q307	FUTURELINK CORP	13.000	0.007	0.09
361942105	GST TELECOMMUNICATIONS INC	300.000	0.000	0.00
362395105	GABELLI ASSET FUND SH BEN INT	468.107	28.250	13,224.01
364760108	GAP INC COM	101.424	15.520	1,574.10
366651206	GARTNER GROUP INC NEW	65.000	9.450	614.25
367626108	GATEWAY INC	700.000	3.140	2,198.00
36866W106	GEMSTAR-TV GUIDE INTL INC	50.000	3.250	162.50
368710406	GENENTECH INC	250.000	33.160	8,290.00
369604103	GENERAL ELECTRIC CORP COM	3,255.744	24.350	79,277.32
370442105	GENERAL MOTORS CORP COM	115.776	36.860	4,267.50
371901109	GENTEX CORP COM	1,700.000	31.640	53,788.00
371935107	GENESIS DIRECT INC	1,500.000	0.001	1.50
37246C109	GENVEC INC	330.000	3.180	1,049.40
37247A102	GENTIVA HEALTH SVCS INC	200.000	8.810	1,762.00
37248D105	GENSTAR THERAPEUTICS CORP	400.000	0.320	128.00
373654102	GEOTEK COMMUNICATIONS INC	400.000	0.000	0.00
373692102	GEOWORKS	111.000	0.013	1.44
374163103	GERON CORP	300.000	3.600	1,080.00
375766102	GILLETTE CO COM	72.247	30.360	2,193.41
376775102	GLAMIS GOLD LTD COM	300.000	11.340	3,402.00
37733W105	GLAXO PLC	26.194	37.460	981.22
380956409	GOLDCORP INC NEW	1,000.000	12.720	12,720.00
38141G104	GOLDMAN SACHS GROUP INC	25.184	68.100	1,715.03
38388F108	GRACE W R & CO DEL NEW	3,000.000	1.960	5,880.00
40049F204	GRUPO TRIBASA S A DE C V	180.000	0.000	0.00
400490108	GRUPO SIDEK S A DE C V	1,200.000	0.000	0.00
401698105	GUIDANT CORP	108.000	30.850	3,331.80
40426W101	HRPT PPTYS TRUST REIT	200.000	8.240	1,648.00
406216101	HALLIBURTON CO COM	500.000	18.710	9,355.00
409905700	HANCOCK JOHN INVT TR II	219.785	11.490	2,525.32
41013U102	HANCOCK JOHN PATRIOT SEL DV	100.000	13.060	1,306.00

BrokerageLink Holdings Report per FBSI System
Bethlehem Steel Savings Plan for Salaried Employees
December 31, 2002 - Self Directed Brokerage Accounts

CUSIP	DESCRIPTION	SHARES	PRICE	MARKET VALUE
411352404	HANSON PLC	100.000	22.180	2,218.00
411511306	HARBOR FD INTL FD	687.479	26.860	18,465.68
411511504	HARBOR FD CAP APPRECIATION FD	2,504.908	20.210	50,624.17
412822108	HARLEY DAVIDSON INC COM	200.000	46.200	9,240.00
413838103	HARRIS ASSOC OAKMARK FUND	1,149.557	30.080	34,578.66
413838202	OAKMARK INTL FUND	993.653	13.140	13,056.59
413838400	HARRIS ASSOC INVT TR	1,088.281	17.990	19,578.16
413838608	HARRIS ASSOC OAKMARK SELECT FUND	4,218.371	23.820	100,481.57
42217K106	HEALTH CARE REIT INC COM	450.000	27.050	12,172.50
42222L107	HEALTH TRONICS SURGICL SER I	5,000.000	8.011	40,055.00
422352807	HEARTLAND GROUP INC	318.226	14.870	4,732.01
422660AB6	HECHINGER CO SUB DEB CONV	10,000.000	0.000	0.00
423074103	HEINZ H J CO COM	221.229	32.870	7,271.79
425888104	HENNESSY MUT FDS INC	395.693	13.270	5,250.84
427866108	HERSHEY FOODS CORP COM	50.000	67.440	3,372.00
428236103	HEWLETT PACKARD CO COM	2,200.799	17.360	38,205.84
433578507	HITACHI LTD ADR 10 COM	100.000	37.250	3,725.00
437076102	HOME DEPOT INC COM	3,039.716	24.020	73,013.95
437605108	HOMESEEKERS.COM INC	5,200.000	0.045	234.00
439902107	HORIZON PHARMACIES INC	1,000.000	0.000	0.00
44041U102	HORIZON GROUP PPTYS INC	15.000	2.980	44.70
447807108	HURRY INC CL A	220.000	0.060	13.20
44980R219	ING RUSSIA CL A	210.504	12.340	2,597.61
449837103	IPS FDS	962.695	21.680	20,871.22
449934108	IMS HEALTH INC	500.000	16.000	8,000.00
45073P408	IBEAM BROADCASTING CORP	242.000	0.000	0.00
450732102	IBASIS INC	5,300.000	0.310	1,643.00
450909106	IBIS TECHNOLOGY INC	2,500.000	4.700	11,750.00
45168C809	IDEX SER FD	403.232	17.880	7,209.78
451713101	IKON OFFICE SOLUTIONS INC	106.013	7.150	757.99
45245A107	IMATION CORP	50.000	35.080	1,754.00
45245W109	IMCLONE SYS INC COM	1,690.000	10.621	17,949.49
45245Y105	IMANAGE INC	2,000.000	3.200	6,400.00
45246K203	IMAGINON INC COM	3,433.000	0.000	0.00
454072109	INDEVUS PHARMACEUTICALS INC	100.000	2.139	213.90
45666P104	INFORETECH WIRELESS TECHNOLO	1,000.000	0.034	34.00
45678T201	INFOSPACE INC	7.000	8.449	59.14
457191104	INHALE THERAPEUTIC SYS INC	100.000	8.080	808.00
457277101	INKTOMI CORP	266.000	1.600	425.60
457652105	INPUT/OUTPUT INC COM	600.000	4.250	2,550.00
458118106	INTEGRATED DEVICE TECHNOLOGY INC COM	700.000	8.370	5,859.00
45812C106	INTEGRATED HEALTH SVCS INC COM	44,000.000	0.018	792.00
458140100	INTEL CORP COM	11,113.762	15.570	173,041.23
45840J107	INTERACTIVE DATA CORP	100.000	13.750	1,375.00
45866A105	INTERDIGITAL COMMUNICATIONS CORP	1,300.000	14.560	18,928.00
458727104	INTERLAND INC MINN	200.000	1.300	260.00
459200101	INTERNATIONAL BUSINESS MACHS COM	1,013.626	77.500	78,555.99
459506101	INTL FLAVORS & FRAGRANCES COM	200.000	35.100	7,020.00
460254105	INTERNATIONAL RECTIFIER CORP COM	100.000	18.460	1,846.00
46059C106	INTERNET CAPITAL GROUP INC	175.000	0.360	63.00
460953102	INTERNET FD INC	1,455.984	16.690	24,300.35
46119F107	INTROGEN THERAPEUTICS INC	200.000	2.150	430.00
461202103	INTUIT COM	300.000	46.920	14,076.00

BrokerageLink Holdings Report per FBSI System
Bethlehem Steel Savings Plan for Salaried Employees
December 31, 2002 - Self Directed Brokerage Accounts

CUSIP	DESCRIPTION	SHARES	PRICE	MARKET VALUE
46127G303	INVESCO STK FDS INC	415.944	5.790	2,408.31
46127G402	INVESCO STK FDS INC	161.493	5.150	831.68
46127J604	INVESCO SECTOR FDS INC	9.587	17.190	164.80
46127J703	INVESCO SECTOR FDS INC	87.507	22.980	2,010.91
46127J786	INVESCO TELECOMM #39	2,172.887	8.150	17,709.02
46127X108	INVESCO INTL FDS INC EUROPEAN FD	948.903	7.740	7,344.50
461308108	AMERICAN FUNDS INVESTMENT CO	428.608	23.480	10,063.71
462030305	IOMEGA CORP	70.000	7.850	549.50
46205P100	ION NETWORKS INC	500.000	0.230	115.00
464286848	ISHARES INC	1,600.000	6.950	11,120.00
464287713	ISHARES TR	500.000	19.060	9,530.00
464330109	ISIS PHARMACEUTICALS	200.000	6.590	1,318.00
464899103	ISPAT INTL N V	2,400.000	2.200	5,280.00
465647204	ITEX CORP	450.000	0.120	54.00
465754109	I2 TECHNOLOGIES INC	3,530.000	1.150	4,059.50
46612J101	JDS UNIPHASE CORP	2,543.000	2.470	6,281.21
46625H100	J P MORGAN CHASE & CO	1,726.658	24.000	41,439.77
466313103	JABIL CIRCUIT INC	200.000	17.920	3,584.00
471023101	JANUS FD INC COM	780.495	17.820	13,908.42
471023200	JANUS INVT GROWTH & INCOME FUND	3,760.098	23.340	87,760.65
471023309	JANUS WORLDWIDE FUND	5,805.526	32.130	186,531.47
471023408	JANUS INVT TWENTY FD	3,519.807	29.010	102,109.58
471023606	JANUS INVT FD FLEXIBLE INCOME FD	2,075.009	9.630	19,982.33
471023648	JANUS ORION FUND	3,314.758	4.200	13,921.98
471023655	JANUS STRATEGIC VALUE FUND	6,111.883	7.060	43,149.89
471023663	JANUS GLBL TECH FUND	8,952.602	7.170	64,190.12
471023671	JANUS GLOBAL LIFE SCIENES FD	10,128.746	12.280	124,380.97
471023739	JANUS SPECIAL SITUATIONS FUND	807.796	10.540	8,514.16
471023747	JANUS INVT FD	519.467	14.630	7,599.79
471023754	JANUS OLYMPUS FUND	2,931.883	20.000	58,637.66
471023762	JANUS HIGH-YIELD FUND	306.077	8.970	2,745.51
471023804	JANUS INVT ENTERPRISE FUND	567.936	22.950	13,034.10
471023846	JANUS OVERSEAS FUND	5,229.289	15.290	79,955.79
471023853	JANUS MERCURY FD	4,368.069	14.760	64,472.65
47109U104	JAPAN SMALLER CAPTLZTN FD IN	100.000	6.100	610.00
478160104	JOHNSON & JOHNSON COM	515.014	53.710	27,661.40
48203R104	JUNIPER NETWORKS INC	190.000	6.800	1,292.00
482584109	K MART CORP COM	2,900.000	0.202	585.80
48282T104	KADANT INC	6.000	15.000	90.00
486665102	KEANE INC COM	400.000	8.990	3,596.00
488360108	KEMET CORP COM	667.000	8.740	5,829.58
494368103	KIMBERLY CLARK CORP COM	25.000	47.470	1,186.75
49455P101	KINDER MORGAN INC KANS	100.000	42.270	4,227.00
500600101	KOPIN CORP	240.000	3.920	940.80
501014104	KRISPY KREME DOUGHNUTS INC	215.000	33.770	7,260.55
501242101	KULICKE & SOFFA INDS INC	175.000	5.720	1,001.00
501921100	LTV CORP NEW COM	900.000	0.006	5.40
502161102	LSI LOGIC CORPORATION	500.000	5.770	2,885.00
502386105	LTWC CORP	100.000	0.060	6.00
502424104	L-3 COMMUNICATIONS HLDGS INC	600.000	44.910	26,946.00
505862102	LAFARGE CORP COM	101.638	32.850	3,338.80
515098101	LANDSTAR SYS INC COM	52.000	58.360	3,034.72
52186N106	LEAPFROG ENTERPRISES INC	400.000	25.150	10,060.00

BrokerageLink Holdings Report per FBSI System
Bethlehem Steel Savings Plan for Salaried Employees
December 31, 2002 - Self Directed Brokerage Accounts

CUSIP	DESCRIPTION	SHARES	PRICE	MARKET VALUE
524651106	LEGATO SYS INC	100.000	5.030	503.00
524908100	LEHMAN BROTHERS HLDGS INC COM	50.406	53.290	2,686.13
52729N100	LEVEL 3 COMMUNICATIONS INC	100.000	4.900	490.00
53015P403	LIBERTY ACORN CLASS Z	184.458	15.500	2,859.09
531273407	STEIN ROE GROWTH STOCK	62.499	22.110	1,381.85
532457108	LILLY ELI & CO COM	55.000	63.500	3,492.50
535678106	LINEAR TECHNOLOGY CORP	200.000	25.720	5,144.00
542073200	LONDON PAC GROUP LTD SPON ADR NEW	350.000	0.885	309.75
543069108	LONGLEAF PARTNERS FD FAMILY VAL TRST	1,129.791	22.240	25,126.55
543069207	LONGLEAF PARTNERS SMALL CAP FUND	2,928.797	20.330	59,542.44
543487631	LOOMIS SAYLES AGGRESSIVE GROWTH	1,415.332	10.400	14,719.45
548661107	LOWES COMPANIES INC	1,003.926	37.500	37,647.21
549463107	LUCENT TECHNOLOGIES INC	16,659.771	1.260	20,991.27
55262L100	MBNA CORP COM	405.000	19.020	7,703.10
55301Q102	M H MEYERSON & CO INC	1,000.000	0.410	410.00
56104P101	MALAHAT ENERGY CORP COM	1,000.000	0.022	22.00
566244109	MARCHFIRST INC	1,912.000	0.000	0.00
573012101	MARSICO FOCUS FUND	1,235.120	11.330	13,993.90
573913100	MARVEL ENTMT GROUP INC COM	300.000	0.000	0.00
577130107	MATTHEWS INTL FDS	767.469	8.240	6,323.93
577130305	MATTHEWS INTL KOREA FUND	576.819	3.520	2,030.40
577776107	MAXYGEN INC	10.000	7.620	76.20
580031201	MCDATA CORP	731.000	7.100	5,190.10
580135101	MCDONALDS CORP COM	500.000	16.080	8,040.00
584699102	MEDIMMUNE INC COM	469.000	27.170	12,742.73
585055106	MEDTRONIC INC COM	539.029	45.600	24,579.72
589331107	MERCK & CO INC COM	901.000	56.610	51,005.61
589509108	MERGER FD	340.128	13.730	4,669.95
589619204	MERIDIAN FD INC	699.919	28.090	19,660.72
591097134	METAL MGMT INC SER A	4.000	0.040	0.16
59151K108	METHANEX CORP COM	185.000	8.380	1,550.30
591647102	METROCALL INC	2,000.000	0.000	0.01
591913108	METROBANCORP COM	1,000.000	16.840	16,840.00
592905103	METROPOLITAN WEST FDS	914.895	9.300	8,508.51
594918104	MICROSOFT CORP COM	4,558.000	51.700	235,648.60
594972408	MICROSTRATEGY INC CL A NEW	670.000	15.100	10,117.00
59501T304	MICROCELL TELECOMMUNICATIONS	775.000	0.065	50.37
595017104	MICROCHIP TECHNOLOGY INC COM	675.000	24.450	16,503.75
595094103	MICROMUSE INC	50.000	3.820	191.00
595112103	MICRON TECHNOLOGY INC COM	113.000	9.740	1,100.62
59515B109	MICROTEK MEDICAL HLDGS INC	240.000	2.380	571.20
595232109	MID-ATLANTIC RLTY TR	500.000	17.400	8,700.00
599902103	MILLENNIUM PHARMACTCLS INC	197.000	7.940	1,564.18
60038B105	MILLENNIUM CELL INC	400.000	2.390	956.00
606501104	MITCHAM INDS INC	500.000	1.200	600.00
608712105	MOLTEN METAL TECHNOLOGY INC COM	200.000	0.000	0.00
61166W101	MONSANTO CO NEW	43.309	19.250	833.69
613828409	MONTGOMERY SHRT DURATION GOVT BOND	1,594.767	10.310	16,442.04
613923507	MONTGOMERY FDS II	493.261	12.690	6,259.48
617440755	MSIF SMALL CAP	80.565	21.100	1,699.92
617446448	MORGAN ST DEAN WTR DSV & CO	36.000	39.920	1,437.12
620076109	MOTOROLA INC COM	2,336.514	8.650	20,210.83
626124234	MUNDER NET NET CALSS C	45.697	9.640	440.51

BrokerageLink Holdings Report per FBSI System
Bethlehem Steel Savings Plan for Salaried Employees
December 31, 2002 - Self Directed Brokerage Accounts

CUSIP	DESCRIPTION	SHARES	PRICE	MARKET VALUE
626124648	MUNDER FDS INC	204.308	9.970	2,036.94
628380206	MUTUAL SER FD INC QUALIFIED	773.572	13.950	10,791.32
628380305	MUTUAL SER FD INC BEACON FD	1,046.881	11.310	11,840.22
628380404	MUTUAL SER FD INC DISCOVERY FD	311.161	16.160	5,028.36
628380503	MUTUAL SER EUROPEAN FUND	335.791	12.970	4,355.20
628530107	MYLAN LABS INC COM	200.000	34.900	6,980.00
628690109	MYTURN COM	16,700.000	0.003	50.10
62886E108	NCR CORP NEW	13.000	23.740	308.62
62888Q109	NCT GROUP	12,000.000	0.042	504.00
631100104	NASDAQ 100 TR	5,020.000	24.370	122,337.40
637844309	NATIONAL STL CORP CL B	3,000.000	0.105	315.00
638581439	NATIONS FD INC	1,128.449	12.730	14,365.15
638620104	NATIONWIDE HEALTH PPTYS INC COM	100.000	14.930	1,493.00
640518106	NEOPROBE CORP	5,000.000	0.120	600.00
640917100	NEUBERGER & BERMAN GENESIS FUND	156.699	28.140	4,409.50
640938106	NETWORKS ASSOCIATES INC	100.000	16.090	1,609.00
64108N106	NET2PHONE INC	70.000	4.050	283.50
641143102	NETLOJIX COMMUNICATIONS INC	2,665.000	0.017	45.30
641144308	NETMANAGE INC	414.000	1.700	703.80
641147103	NETPLEX GROUP INC	700.000	0.021	14.70
64120L104	NETWORK APPLIANCE INC	500.000	10.000	5,000.00
641224803	NEUBERGER & BERMAN EQUITY FD	738.857	8.570	6,332.00
64352D101	NEW CENTY FINL CORP	100.000	25.390	2,539.00
650111107	NEW YORK TIMES CO	100.000	45.730	4,573.00
651482101	NEWKIDCO INTL INC	11,600.000	0.065	754.00
65332V103	NEXTEL COMMUNICATIONS INC CL A	400.000	11.550	4,620.00
65473P105	NISOURCE INC	735.293	20.000	14,705.86
65473P600	NISOURCE INC	90.000	2.220	199.80
654902204	NOKIA CORP SPONSORED ADR	1,959.738	15.500	30,375.93
655844108	NORFOLK SOUTHN CORP COM	153.746	19.990	3,073.38
656568102	NORTEL NETWORKS CORP NEW	8,581.451	1.610	13,816.13
663038875	NORTH TRACK PSE TECH 100 CL A	125.695	13.540	1,701.91
664210101	NORTHEAST INVS TR	7,091.476	7.050	49,994.90
670006105	NOVELL INC COM	553.000	3.340	1,847.02
670346105	NUCOR CORP	145.602	41.300	6,013.36
671040103	OSI PHARMACEUTICALS INC	150.000	16.400	2,460.00
671081107	WHITE OAK GROWTH STOCKFUND	2,016.976	23.060	46,511.45
671081305	RED OAK TECH SELECT FND	2,397.133	4.290	10,283.67
674375209	OBERWEIS MICRO-CAP FUND	363.975	13.860	5,044.69
678002106	OIL SVC HOLDRS TR	200.000	57.300	11,460.00
681383105	OLSTEIN FDS	106.033	12.020	1,274.51
68162K106	OLYMPIC STL INC	100.000	3.200	320.00
683399109	ONYX PHARMACEUTICALS INC	195.000	5.810	1,132.95
683402101	ONYX SOFTWARE CORP	300.000	1.550	465.00
68380D207	OPPENHEIMER MAIN STR FDS INC	125.557	25.320	3,179.10
68380E106	OPPENHEIMER QUEST FOR VAL FD	74.755	26.010	1,944.37
68380E304	OPPENHEIMER QUEST FOR VAL FD	107.969	25.550	2,758.60
68380K201	OPPENHEIMER STRATEGIC FDS INCOME FD	5,648.124	3.750	21,180.46
683818207	OPTELECOM INC	315.000	4.641	1,461.91
68389X105	ORACLE SYS CORP COM	10,984.000	10.800	118,627.20
683924104	OPPENHEIMER GLOBAL FD	134.151	36.240	4,861.63
683943203	OPPENHEIMER GLBL GWTH & INCM	810.775	15.960	12,939.96
68554V108	ORASURE TECHNOLOGIES INC	700.000	5.450	3,815.00

BrokerageLink Holdings Report per FBSI System
Bethlehem Steel Savings Plan for Salaried Employees
December 31, 2002 - Self Directed Brokerage Accounts

CUSIP	DESCRIPTION	SHARES	PRICE	MARKET VALUE
68556P588	ORBITEX GROUP FDS DEL	577.701	1.660	958.98
68556P760	ORBITEX GROUP FDS DEL	392.157	10.850	4,254.90
685563306	ORBITAL ENGINE LTD ADR NEW	600.000	0.700	420.00
69316H106	PBHG CORE GROWTH FUND	222.827	14.180	3,159.68
69316H205	PBHG EMERGING GROWTH FUND INC	125.827	8.390	1,055.68
69316H403	PBHG SELECT EQUITY FUND	345.394	16.110	5,564.27
69316H544	PBHG CLIPPER FOCUS	149.262	13.220	1,973.24
69316H700	PBHG TECH & COMMUNICATION FUND	1,950.237	7.460	14,548.76
69316H775	PBHG FDS INC MD CAP VL	611.995	12.770	7,815.17
693262206	P-COM INC	100.000	0.190	19.00
69333Y108	P F CANGS CHINA BISTRO	200.000	36.300	7,260.00
69338T252	PIMCO FDS MULTI MANAGER SER	99.925	19.360	1,934.54
69338V604	PIMCO INNOVATION CLASS D	912.793	10.850	9,903.80
693389421	PIMCO FDS MULTI MANAGER SER	110.220	10.770	1,187.06
69344F106	PMC-SIERRA INC	200.000	5.560	1,112.00
69348A103	PNV INC	58.000	0.002	0.11
69351T106	PPL CORP	342.657	34.680	11,883.34
69371Y101	PAC-WEST TELECOMM INC	700.000	0.500	350.00
696077304	PALATIN TECHNOLOGIES INC	1,000.000	1.980	1,980.00
696429307	PALL CORP COM	150.000	16.680	2,502.00
696642206	PALM INC	220.000	15.700	3,454.00
704231109	PAXSON COMMUNICATIONS CORP	1,000.000	2.060	2,060.00
704329531	PAYDEN & RYGEL EMERG MARKETS CLASS R	877.254	11.610	10,184.91
712223106	PEOPLES S&P MIDCAP INDEX FD	617.609	17.470	10,789.62
712713106	PEOPLESOFT INC COM	200.000	18.300	3,660.00
713278109	PEP BOYS MANNY MOE & JACK COM	600.723	11.600	6,968.38
713291102	PEPCO HOLDINGS INC	100.000	19.390	1,939.00
71361F100	PERCEPTRON INC	1,062.000	2.150	2,283.30
715338109	PERSONNEL GROUP AMER INC	100.000	0.142	14.20
716933106	PHARMACYCLICS INC	35.000	3.570	124.95
717081103	PFIZER INC COM	4,331.507	30.570	132,414.15
71713U102	PHARMACIA CORP	256.098	41.800	10,704.89
718154107	PHILIP MORRIS COS INC COM	1,474.447	40.530	59,759.33
721501104	PILLOWTEX CORP COM	500.000	0.000	0.00
72200P341	PIMCO RCM BIOTECHNOLOGY CL D	1,865.871	16.450	30,693.55
72200P424	PIMCO RCM GLOBAL TECHNOLOGY CLASS D	115.922	17.990	2,085.43
72200P564	PIMCO RCM GLOBAL TECHNOLOGY INSTL	282.709	18.210	5,148.12
723456109	PINNACLE ENTMT INC	100.000	6.930	693.00
72369B307	PIONEER HIGH YIELD FD	3,675.355	9.820	36,091.98
725811103	PIXAR	100.000	52.990	5,299.00
72919P103	PLUG PWR INC	30.000	4.490	134.70
730448107	POGO PRODUCING CO COM	80.000	37.250	2,980.00
736126103	PORTAL SOFTWARE INC	5,000.000	0.808	4,040.00
740294103	PRECISION OPTICS INC MASS	300.000	0.250	75.00
741113104	PRESSTEK INC	175.000	4.610	806.75
74144T108	PRICE T ROWE GROUP INC	366.000	27.280	9,984.48
741480107	PRICE T ROWE HLTH SCINFDINC	460.341	14.510	6,679.54
741494108	T ROWE PRICE GLOBAL TECHNOLOGY FUND	314.861	3.330	1,048.48
741503106	PRICELINE COM INC	50.000	1.600	80.00
741570105	PRIME RETAIL INC COM	300.000	0.125	37.50
741901201	PRIMA ENERGY CORP COM PAR $0.015	1,831.000	22.360	40,941.16
742718109	PROCTER & GAMBLE CO COM	1,264.506	85.940	108,671.63
743185845	PROFUNDS	729.946	56.250	41,059.46

BrokerageLink Holdings Report per FBSI System
Bethlehem Steel Savings Plan for Salaried Employees
December 31, 2002 - Self Directed Brokerage Accounts

CUSIP	DESCRIPTION	SHARES	PRICE	MARKET VALUE
743263105	PROGRESS ENERGY INC	50.000	43.350	2,167.50
744320102	PRUDENTIAL FINL INC COM	401.282	31.740	12,736.69
74437C101	PSINET INC	1,900.000	0.000	0.01
746144302	PURCHASEPRO COM	40.000	0.015	0.60
746778208	PUTNAM HEALTH SCIENCES TR	7.585	46.450	352.32
746802636	PUTNAM INVT FDS	1,095.281	7.580	8,302.22
746809102	PUTNAM INVS FD INC COM	578.789	8.800	5,093.34
746916105	PUTNAM NEW OPPORTUNITIES FD SH BEN	259.536	28.430	7,378.60
747525103	QUALCOMM INC COM	1,050.000	36.390	38,209.50
74838C106	QUIKSILVER INC	50.000	26.660	1,333.00
748767100	QUINTILES TRANSNATIONAL CORP COM	159.000	12.100	1,923.90
749121109	QWEST COMMUNICATIONS INTL INC	1,150.169	5.000	5,750.84
749255337	RBB FD INC	236.578	14.950	3,536.84
749255568	RBB FD INC	151.136	11.350	1,715.39
749361101	RCN CORP	300.000	0.530	159.00
749685103	RPM INC OHIO COM	250.000	15.280	3,820.00
74972H101	RS EMERGING GROWTH	1,980.410	19.150	37,924.83
74972H200	RS VALUE PLUS AND GROWTH	341.235	12.370	4,221.07
74972H309	THE CONTRARIAN FUND	116.279	10.260	1,193.02
74972H804	RS DIVERSIFIED GROWTH	517.324	14.160	7,325.30
749941100	RF MICRO DEVICES INC	20.000	7.330	146.60
750917106	RAMBUS INC DEL	824.000	6.710	5,529.04
755111507	RAYTHEON CO	151.205	30.750	4,649.55
755246105	READ-RITE CORP COM	1,000.000	0.350	350.00
76027U102	REPEATER TECHNOLOGIES INC	2,000.000	0.006	12.00
767754104	RITE AID CORP COM	4,750.000	2.450	11,637.50
77954Q106	ROWE T PRICE BLUE CHIP GWTH	103.527	21.950	2,272.41
779547108	ROWE T PRICE EQUITY INC FD	3,191.575	19.790	63,161.26
779556109	ROWE T PRICE MID-CAP GRW FD	92.425	31.040	2,868.87
77956H203	T ROWE PRICE INTL STK FD	635.513	8.880	5,643.35
77956H864	T ROWE PRICE EMERGING MKTS STOCK	1,229.848	10.220	12,569.04
779562107	ROWE PRICE NEW HORIZONS FD INC COM	960.405	16.610	15,952.32
77957M102	ROWE T PRICE SCIENCE & TECHNOLOGY FD	2,796.184	12.430	34,756.52
77957Q103	ROWE T PRICE SM CAP VAL FD	551.919	21.940	12,109.10
779572106	T ROWE PRICE OTC FUND INC	4,354.783	21.500	93,627.83
780097408	ROYAL BK SCOTLAND GROUP PLC	800.000	25.130	20,104.00
78051D105	ROYAL OAK MINES INC COM	10,000.000	0.004	40.00
780905584	ROYCE TECH VALUE INVESTMENT CL	464.037	4.330	2,009.28
780905600	ROYCE FD PREMIER SER	1,617.608	9.390	15,189.33
780905709	ROYCE MICRO CAP FUND	969.385	10.160	9,848.95
780905808	ROYCE LOW-PRICED STOCK FUND	573.355	9.750	5,590.20
780915104	ROYCE OTC MICRO-CAP FUND	2,737.000	8.440	23,100.28
78116B102	RUBIOS RESTAURANTS INC	100.000	6.190	619.00
783549108	RYDER SYS INC COM	101.240	22.440	2,271.82
783554827	RYDEX SER TR	4,034.418	13.490	54,424.29
78387G103	SBC COMMUNICATIONS	394.000	27.110	10,681.34
784924706	SSGA SMALL CAP FUND	226.516	17.630	3,993.47
784924748	SSGA FDS	0.270	1.000	0.27
784924888	SSGA FDS	620.680	14.510	9,006.06
786434100	SAFECO GROWTH FD INC COM	705.611	17.190	12,129.45
786449108	SAFEGUARD SCIENTIFICS INC COM	800.000	1.360	1,088.00
78645R107	SAFENET INC	400.000	25.350	10,140.00
786514208	SAFEWAY INC COM NEW	300.000	23.360	7,008.00

BrokerageLink Holdings Report per FBSI System
Bethlehem Steel Savings Plan for Salaried Employees
December 31, 2002 - Self Directed Brokerage Accounts

CUSIP	DESCRIPTION	SHARES	PRICE	MARKET VALUE
795757103	SALTON/MAXIM HOUSEWARES INC	50.000	9.620	481.00
803054204	SAP AG	30.000	19.500	585.00
806585204	SCHERING A G	29.000	42.900	1,244.10
806605101	SCHERING PLOUGH CORP COM	101.515	22.200	2,253.63
808513105	SCHWAB CHARLES CORP NEW COM	178.000	10.850	1,931.30
808655104	SCIENTIFIC ATLANTA INC COM	250.560	11.860	2,971.64
80908Q107	SCIQUEST COM INC	800.000	0.450	360.00
810904102	SCUDDER MUT FDS INC GOLD FD	100.807	11.370	1,146.17
811165109	SCUDDER INTL FD INC COM	310.080	30.360	9,414.02
811165406	SCUDDER INTL FD INC	967.158	18.020	17,428.17
811196708	SCUDDER SECS TR	19.758	9.550	188.68
81123U204	SCUDDER DREMAN HIGH RETURN CL A	803.620	29.580	23,771.07
81123U709	SCUDDER DREMAN HIGH RETURN CL B	525.250	29.490	15,489.62
81123U808	SCUDDER VALUE SER INC	1,125.372	29.520	33,220.98
81123U873	SCUDDER SMALL CAP CL B	902.173	17.470	15,760.96
811804988	ESC SEAGATE TECHNOLOGY	200.000	0.000	0.00
816074306	SEITEL INC COM NEW	400.000	0.550	220.00
816221105	SELECTED AMERN SHS INC COM	10,630.619	25.510	271,187.07
816850101	SEMTECH CORP	845.000	10.940	9,244.30
826170102	SIEBEL SYS INC	974.000	7.400	7,207.60
82930F109	SINGER CO N V COM	2,000.000	0.000	0.00
82966U103	SIRIUS SATELLITE RADIO INC	250.000	0.640	160.00
83088M102	SKYWORKS SOLUTIONS INC	400.000	8.620	3,448.00
832696405	SMUCKER J M CO	23.073	39.810	918.52
83546Q109	SONICBLUE INC	500.000	0.460	230.00
836083105	SOUND SHORE FUND	473.717	25.810	12,226.63
842587107	SOUTHERN CO COM	603.624	28.390	17,136.88
844741108	SOUTHWEST AIRLS CO COM	500.000	13.900	6,950.00
845905108	SOVEREIGN BANCORP INC COM	288.000	14.050	4,046.40
847248101	SPATIALIGHT INC	643.000	2.490	1,601.07
847561107	SPECTRA FD INC COM	413.072	4.470	1,846.43
84842R106	SPHERIX INC	2,935.000	7.500	22,012.50
852061506	SPRINT CORP	100.000	4.380	438.00
855030102	STAPLES INC COM	175.000	18.300	3,202.50
855244109	STARBUCKS CORP COM	400.000	20.380	8,152.00
857477103	STATE STREET CORP	203.731	39.000	7,945.50
858119100	STEEL DYNAMICS INC	300.000	12.030	3,609.00
862916608	STRONG GROWTH 20 EQUITY FUND	1,613.636	10.190	16,442.95
862916822	STRONG TECHNOLOGY 100 FUND	365.497	3.090	1,129.38
862916863	STRONG MID CAP DISCIPLINED	591.368	14.850	8,781.81
862916871	STRONG EQUITY FDS INC	120.445	15.900	1,915.06
862917101	STRONG AMERICAN UTILITIES FUND	389.126	11.850	4,611.14
863106100	STRATOSPHERE CORP	250.000	0.000	0.00
86330E885	STREETTRACKS SER TR	50.473	63.360	3,197.96
86335C108	STRONG MULT CAP VALUE	782.946	40.130	31,419.61
86335K100	STRONG OPPORTUNITY FD INC COM	680.505	28.700	19,530.48
864313101	SUBMICRON SYS CORP COM	600.000	0.000	0.00
866013105	SUMMIT BK CORP GA	2,000.000	12.500	25,000.00
866810104	SUN MICROSYSTEMS INC COM	5,611.000	3.110	17,450.21
867931107	SUPERCONDUCTOR TECHNOLOGIES	1,675.000	0.940	1,574.50
869099101	SUSQUEHANNA BANCSHARES INC	500.000	20.841	10,420.50
870738101	SWIFT ENERGY CO COM	100.000	9.670	967.00
871206108	SYCAMORE NETWORKS INC	317.000	2.890	916.13

BrokerageLink Holdings Report per FBSI System
Bethlehem Steel Savings Plan for Salaried Employees
December 31, 2002 - Self Directed Brokerage Accounts

CUSIP	DESCRIPTION	SHARES	PRICE	MARKET VALUE
871508107	SYMBOL TECHNOLOGIES INC COM	1,350.000	8.220	11,097.00
87157J106	SYNCOR INTL CORP NEW COM	400.000	27.730	11,092.00
87160A100	SYNGENTA AG	12.000	11.520	138.24
871607107	SYNOPSYS INC COM	100.000	46.150	4,615.00
871839205	SYSTEM SOFTWARE ASSOC INC	218.000	0.002	0.43
87234N708	TCW GALILEO HIGH YIELD BOND CLASS I	7,961.836	6.440	51,274.22
87234N765	TCW GALILEO FDS INC	506.092	8.250	4,175.25
87234N799	TCW GALILEO FDS INC	702.987	13.720	9,644.98
87252R870	TURNER TECHNOLOGY	590.979	3.350	1,979.77
872524301	TIP MICRO CAP INSTL	26.388	31.970	843.62
874039100	TAIWAN SEMICONDUCTOR MFG CO	350.000	7.050	2,467.50
87612E106	TARGET CORP	1,224.000	30.000	36,720.00
87612M108	TARGETED GENETICS CORP	250.000	0.400	100.00
879664100	TELLABS INC COM	652.000	7.270	4,740.04
88018W104	TEMPLETON DEVELOPING MKTS TR COM	247.354	10.000	2,473.54
88018W203	TEMPLETON DEVELOPING MKTS TR	256.851	9.780	2,512.00
880196209	TEMPLETON FDS INC FOREIGN FD	246.596	8.310	2,049.21
880199203	TEMPLETON GROWTH FD INC	314.650	15.670	4,930.56
880779103	TEREX CORP NEW COM	200.000	11.140	2,228.00
88100W103	TERRA NETWORKS S A	215.000	4.120	885.80
881624209	TEVA PHARMACEUTICAL INDS LTD ADR	907.229	38.610	35,028.11
882508104	TEXAS INSTRUMENTS INC	1,721.813	15.010	25,844.40
882904105	THAI FD INC COM	300.000	3.480	1,044.00
884116104	THIRD AVENUE VALUE FD	599.969	30.470	18,281.04
884891102	THOMPSON PLUMB FDS INC	299.844	15.470	4,638.58
884891300	THOMPSON PLUMB FDS INC	22.951	34.910	801.21
88553X103	3DFX INTERACTIVE INC	2,000.000	0.001	2.00
885535104	3COM CORP COM	1,150.000	4.630	5,324.50
88554L108	THREE-FIVE SYS INC	200.000	6.450	1,290.00
88632Q103	TIBCO SOFTWARE INC	200.000	6.180	1,236.00
890786106	TOPPS INC COM	100.000	8.700	870.00
891402109	TORRAY FD	248.613	32.240	8,015.28
891707101	TOWER AUTOMOTIVE INC COM	300.000	4.500	1,350.00
893349837	TRANS WORLD AIRLS INC	100.000	0.001	0.10
89420G109	TRAVELERS PPTY CAS CORP NEW	142.000	14.650	2,080.30
89420G406	TRAVELERS PPTY CAS CORP CL B	200.000	14.650	2,930.00
89672P104	TRIPATH TECHNOLOGY INC	750.000	0.280	210.00
899690101	TUMBLEWEED COMMUNICATIONS CO	1,000.000	1.551	1,551.00
899900104	TULTEX CORP COM	100.000	0.005	0.50
901165100	TWEEDY BROWNE GLOBAL VALUE FUND	985.210	15.810	15,576.16
902124106	TYCO INTL LTD NEW	3,949.444	17.080	67,456.48
902971100	U S RESTAURANT PPTYS INC	100.000	14.080	1,408.00
90334M109	U S INTERACTIVE INC	100.000	0.002	0.20
90338W103	US ONCOLOGY INC	200.000	8.670	1,734.00
90458E107	UNIBANCO UNIAO BANCOS BRASIL	300.000	10.950	3,285.00
909205106	UNISOURCE ENERGY CORP	300.000	17.290	5,187.00
911312106	UNITED PARCEL SVC INC	160.626	63.080	10,132.27
911684108	UNITED STATES CELLULAR CORP COM	50.000	25.020	1,251.00
911905107	U S AIR GROUP INC COM	635.000	0.235	149.22
913017109	UNITED TECHNOLOGIES CORP COM	109.000	61.940	6,751.46
91336M105	UNIVERSAL ACCESS GLOBAL HLDG	2,800.000	0.190	532.00
914906102	UNIVISION COMMUNICATIONS INC	20.000	24.500	490.00
917294308	USDATA CORP	20.000	0.740	14.80

BrokerageLink Holdings Report per FBSI System
Bethlehem Steel Savings Plan for Salaried Employees
December 31, 2002 - Self Directed Brokerage Accounts

CUSIP	DESCRIPTION	SHARES	PRICE	MARKET VALUE
917311805	USINTERNETWORKING INC	1,100.000	0.000	0.00
91913E104	VALENTIS INC	220.000	0.220	48.40
920395100	VALUE LINE ASSET ALLOC FD	344.326	15.020	5,171.77
920961109	VAN KAMPEN AMERN CAP SR INCM	308.000	6.700	2,063.60
92113B106	VAN KAMP AMERN CAP EMRGN GWT	435.767	28.260	12,314.77
92114U202	VAN KAMPEN EQUITY TR II	904.847	2.660	2,406.89
921280707	VAN WAGONER FDS INC	34.421	5.450	187.59
921908208	VANGUARD SPECIALIZED PORTFOLIOS GOLD	888.939	10.890	9,680.53
921910204	VANGUARD WORLD FD INTL GROWTH	193.381	12.160	2,351.51
921913109	VANGUARD QUANTITATIVE PORTFOLIOS INC	347.531	21.750	7,558.79
921928107	VANGUARD MORGAN GRWTH FD INC	2,538.639	11.150	28,305.82
921931101	VANGUARD BALANCED INDEX FD	2,372.197	15.650	37,124.88
921935201	VANGUARD/WELLINGTON FD INC	68.372	42.430	2,901.02
921936100	VANGUARD / PRIMECAP FD INC COM	20.154	38.660	779.15
921937207	VANGUARD BD INDEX FD INC	904.378	10.320	9,333.18
921938106	VANGUARD / WELLESLEY INCOME FD INC	168.988	19.900	3,362.85
921941100	VANESSA VENTURES LTD	2,000.000	0.440	880.00
922018106	VANGUARD / WINDSOR FD INC COM	2,644.426	12.000	31,733.11
922018205	VANGUARD / WINDSOR II FUND	3,509.650	20.800	73,000.70
922031208	VANGUARD FIXED INCOME SECS FD INC	696.574	5.880	4,095.85
922031307	VANGUARD FIXED INCOME SECS FD INC	474.032	10.750	5,095.84
922031406	VANGUARD FIXED INCOME SECS FD INC	5,303.417	10.790	57,223.86
922031505	VANGUARD FIXED INCOME SECS FD INC	2,669.409	11.760	31,392.24
922031760	VANGUARD HI YIELD CORPORATE ADMIRAL	1,715.795	5.880	10,088.87
922031802	VANGUARD FIXED INCOME SEC FD	270.642	11.790	3,190.86
92237T108	VAST SOLUTIONS INC CL B1	2.000	0.000	0.00
92237T207	VAST SOLUTIONS INC CL B2	2.000	0.000	0.00
92237T306	VAST SOLUTIONS INC CL B3	2.000	0.000	0.00
922390208	VAXGEN INC	200.000	19.310	3,862.00
922908108	VANGUARD INDEX TR 500 PORTFOLIO	318.447	81.150	25,841.96
922908405	VANGUARD INDEX TR VALUE PORTFOLIO	37.316	14.650	546.67
922908504	VANGUARD INDEX GROWTH PORTFOLIO	1,512.965	19.950	30,183.64
922908702	VANGUARD INDEX TR	8,246.972	15.660	129,147.58
92343E102	VERISIGN INC	565.000	8.020	4,531.30
92343V104	VERIZON COMMUNICATIONS	885.739	38.750	34,322.38
92532F100	VERTEX PHARMACEUTICALS INC	200.000	15.850	3,170.00
92532L206	VERTICALNET INC	10.000	0.790	7.90
925524308	VIACOM INC CL B COM	59.000	40.760	2,404.84
925529208	VIATEL INC	200.000	0.000	0.00
92553H100	VIASYSTEMS GROUP INC	175.000	0.000	0.00
92553R108	VIADOR INC	200.000	0.055	11.00
92554D306	VIALTA INC	42.000	0.300	12.60
925602104	VICAL INC	77.000	3.470	267.19
92586P103	VICTOR EBNER ENTERPRISES INC	300.000	0.000	0.00
92719D100	VINA TECHNOLOGIES INC	3,000.000	0.199	597.00
928298108	VISHAY INTERTECHNOLOGY INC COM	67.000	11.180	749.06
92839U107	VISTEON CORP	15.000	6.960	104.40
92844S105	VISX INC DEL	105.000	9.580	1,005.90
928444108	VISUAL NETWORKS INC	100.000	1.450	145.00
92847T100	VITALSTREAM HLDGS INC	30.000	0.230	6.90
928497106	VITESSE SEMICONDUCTOR CORP COM	9,700.000	2.185	21,194.50
928551100	VIVUS INC	500.000	3.730	1,865.00
92857W100	VODAFONE GROUP PLC NEW	1,560.668	18.120	28,279.29

BrokerageLink Holdings Report per FBSI System
Bethlehem Steel Savings Plan for Salaried Employees
December 31, 2002 - Self Directed Brokerage Accounts

CUSIP	DESCRIPTION	SHARES	PRICE	MARKET VALUE
92922N101	WAMEX HLDGS INC	20,000.000	0.001	20.00
929248300	WHX CORP	500.000	3.820	1,910.00
92934R793	WT MUT FD	98.551	16.430	1,619.19
93114W107	WAL-MART DE MEXICO S A DE C	75.000	22.745	1,705.87
931142103	WAL MART STORES INC COM	890.759	50.510	44,992.22
931422109	WALGREEN CO COM	32.000	29.190	934.08
936772409	WASATCH ADVISORS FDS INC	67.690	19.680	1,332.13
939322103	WASHINGTON MUTUAL INC	308.940	34.530	10,667.69
941850109	WATERS INSTRS INC	6,500.000	4.499	29,243.50
942683103	WATSON PHARMACEUTICALS INC COM	100.000	28.270	2,827.00
948774104	WEIRTON STL CORP	200.000	0.280	56.00
948906102	WEITZ PARTNERS INC	1,094.140	17.150	18,764.49
949045108	WEITZ SER FD INC	252.323	27.920	7,044.85
949746101	WELLS FARGO & CO NEW	58.950	46.870	2,762.98
950817106	WESCO FINL CORP COM	34.000	309.950	10,538.30
957541105	WESTELL TECHNOLOGIES INC	2,200.000	1.200	2,640.00
960878106	WESTMORELAND COAL CO COM	100.000	11.750	1,175.00
962096103	MUHLENKAMP FUND	120.051	42.890	5,148.98
963320106	WHIRLPOOL CORP COM	50.000	52.220	2,611.00
965042104	WHITEHALL ENTERPRISES INC	100.000	0.001	0.10
969455104	WILLIAMS COMMUNICATIONS GRP	4,825.000	0.000	0.04
969457886	WILLIAMS COMPANIES INC PFD 9.00%	300.000	7.970	2,391.00
969465103	WILLIAMS CONTROLS, INC	3,100.000	0.270	837.00
98157D106	WORLDCOM INC GA NEW	4,562.000	0.123	561.11
98157D304	WORLDCOM INC WORLDCOM GROUP	161.594	0.155	25.02
981811102	WORTHINGTON INDS INC COM	112.305	15.240	1,711.52
982526105	WRIGLEY WM JR CO COM	50.959	54.880	2,796.62
983701103	XCL LTD DEL	566.000	0.010	5.66
983764101	XO COMMUNICATIONS INC	4,272.000	0.010	42.72
983909102	XETA CORP	375.000	3.140	1,177.50
983919101	XILINX INC COM	168.000	20.600	3,460.80
984121103	XEROX CORP COM	526.876	8.050	4,241.35
984149104	XYBERNAUT CORP	900.000	0.519	467.10
984281105	YACKTMAN FD INC COM	845.812	12.330	10,428.86
984332106	YAHOO INC	275.000	16.350	4,496.25
985021104	YARDVILLE NATL BANCORP	500.000	17.240	8,620.00
98956P102	ZIMMER HLDGS INC	20.000	41.520	830.40
98975W104	ZOLTEK COS INC	1,000.000	2.200	2,200.00

Value of Brokerage Assets per FBSI as of 12/31/2002: **11,191,209.28**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Savings Plan for Salaried Employees of
Bethlehem Steel Corporation and
Subsidiary Companies

By: Dorothy L. Stephenson

D. L. Stephenson
Chairperson, Employee Benefits
Administration Committee

Dated: June 27, 2003



PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Accountants

To the Participants and Administrator of the
Savings Plan for Salaried Employees of
Bethlehem Steel Corporation and Subsidiary Companies

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan for Salaried Employees of Bethlehem Steel Corporation and Subsidiary Companies (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Plan will continue as a going concern. As discussed in Notes A and J to the financial statements, Bethlehem Steel Corporation, the Plan sponsor, filed for reorganization under the protection of Chapter 11 of the United States Bankruptcy Code and has subsequently sold substantially all of its assets to a subsidiary of International Steel Group, Inc. As a result of the Plan sponsor's bankruptcy filing and anticipated liquidation, substantial doubt about the Plan's ability to continue as a going concern exists and the valuation of certain assets maintained by the Plan in the form of investments in the Plan sponsor's common stock is uncertain. The financial statements do not include any adjustments that might result from these uncertainties.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 25, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 2-90795, No. 2-71699, No. 2-53880, No. 2-90796, No. 2-67314, No. 33-23516, No. 33-23688, No. 33-52267, No. 33-58019, No. 33-58021, No. 33-60507, No. 333-53895, No. 333-57157 and No. 333-91941) of Bethlehem Steel Corporation of our report dated June 25, 2003 relating to the financial statements of the Savings Plan for Salaried Employees of Bethlehem Steel Corporation and Subsidiary Companies, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 25, 2003